

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
David A. Brooks
Chief Operating Officer
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: Ashford Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12(b)**
> **Filed July 2, 2014**
> **File No. 001-36400**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information Statement Summary

Our Company, page 1

1. We note your revised disclosure regarding your intentions to launch a private investment fund platform, and your response to comment 3 in our letter dated June 6, 2014 which indicates that you plan to form a subsidiary post-spin off to serve as the advisor to this fund. We also note that the presentation materials from your Investor & Analyst Day in May 2014 state that Ashford Investment Management was launched in 2011. Please reconcile these statements and clarify the activities of this entity/platform since 2011.

Risk Factors, page 27

2. We note the risk factor related to the material weakness identified in your internal controls over financial reporting. You discuss the possibility that remedial measures that

you take may not be sufficient to address the material weakness. Please include additional disclosure describing management's current plans, if known, or action already undertaken, if any, for remediating the material weakness.

<u>Unaudited Pro Forma Combined Financial Statements, page F-2</u>

3.   We note that you have assumed all holders of Ashford LLC common units exchange the maximum permissible number of their Ashford LLC common units for Ashford Inc. common stock. In light of the fact that the structure of the transaction may result in different outcomes based on common unit holders' elections for Ashford Inc. common stock, please revise to address the maximum and minimum impact of this election on the various related financial statement line items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Muriel C. McFarling
         Andrews Kurth LLP